Exhibit 11

ALLIN CORPORATION

CALCULATION OF NET INCOME PER COMMON SHARE

(Dollars in thousands, except per share data)

	Three Months Ended June 30, 2003	Three Months Ended June 30, 2004	Six Months Ended June 30, 2003	Six Months Ended June 30, 2004
Net income (loss)	$454	$(138)	$700	$43

Accretion and dividends on preferred stock	176	183	349	364

Net income (loss) attributable to common shareholders	$278	$(321)	$351	$(321)

Earnings (loss) per common share - basic	$0.04	$(0.05)	$0.05	$(0.05)

Earnings (loss) per common share - diluted	$0.03	$(0.05)	$0.04	$(0.05)

Weighted average shares outstanding during the period - basic	6,967,339	6,967,339	6,967,339	6,967,339

Weighted average shares outstanding during the period	6,967,339	6,967,339	6,967,339	6,967,339
Effect of convertible preferred stock	4,285,714	—	4,285,714	—
Effect of options	9,110	—	4,906	—

Weighted average number of shares outstanding during the period - diluted	11,262,163	6,967,339	11,257,959	6,967,339